July 5, 2024

Youngtao Luo
Chief Financial Officer
OneConnect Financial Technology Co., Ltd.
21/24F, Ping An Finance Center, No. 5033 Yitian Road
Futian District, Shenzhen,
Guangdong, 518000, People   s Republic of China

       Re: OneConnect Financial Technology Co., Ltd.
           Forms 20-F and 20-F/A for the year ended December 31, 2023 File No. 001-39147
Dear Youngtao Luo:

       We have reviewed your July 5, 2024, response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 24, 2024, letter.

Amendment to Form 20-F for the year ended December 31, 2023
General

1. We note your response to prior comment 1. Please amend your Form 20-F to include full
       Item 15 disclosures as well as your audited financial statements for the fiscal year ended
       December 31, 2023. Refer to guidance in Regulation S-K Compliance and Disclosure
       Interpretation Section 246.13.
 July 5, 2024
Page 2

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Shuang Zhao